Exhibit 21.1

List of Subsidiaries of the Registrant

Company Name	Country of Formation / Incorporation
Abundia Biomass LLC	USA
Abundia Biomass-to-Liquids Limited	UK
Abundia Plastics to Liquids LLC	US
Abundia Plastics Europe Limited	UK
Abundia Global Impact Group LLC	US
Abundia Global Impact Group (Ireland) Limited	Ireland
Abundia Global Impact Group (UK) Limited	UK
HAEC Louisiana E&P Inc	USA